================================================================================

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                   ----------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                         For the month of February, 2006

                        Commission File Number: 000-21742

                               STOLT OFFSHORE S.A.
                 -----------------------------------------------
                 (Translation of registrant's name into English)

                          c/o Stolt Offshore M.S. Ltd.
                                  Dolphin House
                                  Windmill Road
                                Sunbury-on-Thames
                          Middlesex, TW16 7HT, England
                    ----------------------------------------
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                 Form 20-F [X]                     Form 40-F [ ]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                 Yes [ ]                           No [X]

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

================================================================================

In accordance with General  Instruction B, item (i),  attached  herewith as
Exhibit 99.1 is a press release, dated February 15, 2006, whereby Stolt Offshore S.A. announced unaudited results for the fourth quarter and full year ended November 30, 2005.

FINANCIAL HIGHLIGHTS

IMPORTANT NOTE: In anticipation of the expected sale of the remaining North America and Mexico region shallow water assets, the results of this part of the business are reported as discontinued operations, as in the second and third quarters. Prior period comparatives have been restated accordingly.

                                                          4TH QUARTER ENDED            TWELVE MONTHS ENDED
                                                     --------------------------    ----------------------------
                                                      NOV.30.05       NOV.30.04     NOV.30.05      NOV.30.04
in $ millions                                         UNAUDITED       UNAUDITED     UNAUDITED     UNAUDITED(a)
---------------------------------------------        -----------    -----------    -----------    ------------
Net operating revenue  from continuing
 operations                                          $     463.4    $     323.9    $   1,483.3    $   1,099.6

Gross profit                                                84.6           76.7          238.5          144.8

Net operating income from continuing
 operations                                                 56.6           33.7          152.0           67.9

Net income from continuing operations                       53.9           40.4          106.4           44.9

Income/(loss) from discontinued operations                  27.3          (17.1)          15.2          (39.8)

Gain on disposal of discontinued operations                 27.1              -           27.1              -

Net income                                           $     108.3    $      23.3     $    148.7    $       5.1

                                                          4TH QUARTER ENDED            TWELVE MONTHS ENDED
                                                     --------------------------    ---------------------------
                                                      NOV.30.05      NOV.30.04      NOV.30.05       NOV.30.04
PER SHARE DATA                                        UNAUDITED      UNAUDITED      UNAUDITED     UNAUDITED(a)
---------------------------------------------        -----------    -----------    -----------    ------------
Earnings per share from continuing operations        $      0.28    $      0.21    $      0.56    $       0.28

Earnings/(loss) per share from discontinued
 operations                                          $      0.28    $     (0.09)   $      0.22    $      (0.25)

Net earnings per share                               $      0.56    $      0.12    $      0.78    $       0.03

Weighted-average number of common shares
 issued (Basic) (millions)                                 191.9          190.5          191.1           157.6

HIGHLIGHTS
o Strong full year net income from continuing operations of $106.4 million; net income of $148.7 million including discontinued operations and gain on disposal of discontinued operations
o Contract awards in the year close to $2 billion; fourth quarter awards of $700 million
o Good progress on repositioning South America and Asia and Middle East regions for growth
o First phase of the sale of shallow water and conventional assets in North America and Mexico region completed (the shallow water IMR fleet)

POST YEAR END EVENTS
o New name and brand launch - Stolt Offshore S.A. to become Acergy S.A. (subject to shareholder approval)
o Second phase of the sale of shallow water and conventional assets in North America and Mexico region completed in January 2006 (DLB 801 pipelay barge)
o $90 million letter of intent received for LB200 barge for Tyrihans pipelay in 2007
o   $300 million of order intake in Brazil

OPERATING REVIEW
AFRICA AND MEDITERRANEAN REGION - 2005 marked a turning point for this region where all projects were tendered and executed effectively, thereby delivering good financial results. Amenam II is nearing completion and EPC2B is progressing well. The offshore phase of the Erha project is now very active and the engineering and procurement phase of Greater Plutonio is nearing completion, with offshore installation starting later this year. With an intense offshore construction program in 2006, West Africa will continue to see high levels of asset utilisation. Good forward visibility of the market in this region continues with some 18 months of revenues already in backlog and strong market conditions expected to continue.

NORTHERN EUROPE AND CANADA REGION - The North Sea regional business saw a high level of activity in 2005 with a number of significant contract wins. The first half of the Statoil Langeled pipelay project was successfully completed. The fourth quarter saw an unprecedented order intake which is twice the level in the same period last year. With the high activity levels continuing from the fourth quarter, in addition to the completion of the Langeled project, we anticipate a very active 2006 in this region.

NORTH AMERICA AND MEXICO REGION - The discontinued operations delivered high net income in the fourth quarter due to the gain of $27.1 million on the sale of assets to Cal Dive, the increase in IMR work following hurricanes Rita and Katrina and the positive settlement of claims following completion of the pipelay campaign by the DLB 801 in Trinidad. The Seaway Kestrel, the remaining asset completing the Trinidad projects, is expected to be sold by the end of the second quarter, in the third and final phase of the disposal of the shallow water and conventional assets to Cal Dive. With respect to continuing operations, project management and engineering personnel in Houston are now being successfully re-deployed on SURF work for the Gulf of Mexico and elsewhere in the world.

SOUTH AMERICA REGION - Primarily due to the scheduled dry-docking of both the Seaway Condor and the Seaway Harrier, revenue from the two long-term ship charters to Petrobras was lower than in 2004. With both vessels back in full operation in 2006, the regional business is expected to return to profitability. The recently awarded six-year contract for the CS Pertinacia with

Petrobras will commence in 2007, once the conversion from her former cable lay configuration is complete. The tendering activity for other ships and construction projects continues at a high level as the offshore market in Brazil moves into a period of growth.

ASIA AND THE MIDDLE EAST REGION - 2005 was a busy year for this region, with revenues more than doubling. The Casino project in Australia was our first large SURF project for the region, which was completed ahead of schedule during the first quarter 2006. This was very successfully managed as a cross-regional project with the engineering work done in the UK. Other projects included work at Sakhalin, which will be completed in 2006. The management and engineering team in Singapore is being significantly strengthened to manage tendering and future EPIC work for the Sapura 3000 deepwater construction ship, which is expected to join the fleet in 2007. Whilst 2006 revenue is expected to show a modest increase over 2005, the increase in personnel costs will impact near term profitability.

RESOURCING FOR GROWTH
Given the steady growth of the energy sector, one of the industry's greatest challenges is to recruit, train, develop and retain a committed and professional workforce to deliver excellence through project results. In 2005 Stolt Offshore was successful in meeting its recruitment targets for engineers by attracting skilled people into the offshore oil and gas industry from other industrial sectors. 130 engineers joined the group, increasing the engineering workforce by 20%. During 2005, 50 engineers were taken through our Graduate Engineer Development Scheme training program and the Engineers Development Scheme was developed and launched. The challenge remains, with similar numbers being targeted for both recruitment and training in 2006.

FINANCIAL REVIEW
Net operating revenue from continuing operations for the fourth quarter increased by $139.5 million compared to the same quarter in 2004, to $463.4 million. The full year 2005 revenue increased by 35% from $1.10 billion to $1.48 billion. Both net operating revenue from continuing operations for the quarter and full year in 2005 were stronger than last year due to good project execution and a strong increase in the demand for our services.

Income from non-consolidated joint ventures for both the quarter and full year increased substantially, as these specialist businesses reflect the improved market for offshore contractors.

There was a reclassification from discontinued to continuing operations of $4.6 million of General and Administrative costs for the second and third quarters of 2005. The fourth quarter results from continuing operations include $2.4 million of General and Administrative costs relating to discontinued operations.

Net income for all operations for the year ended November 30, 2005 was $148.7 million compared to $5.1 million for 2004. Net income from continuing operations, which delivered $106.4 million for the year ended November 30, 2005, compared to $44.9 million in 2004, an improvement of $61.5 million arose from better operating performance. The remainder relates to the gain on sale and performance improvements in our discontinued operations.

The strong cashflow from projects and high level of advance billings increased our cash and cash equivalents position to $316.0 million at year end, compared to $135.0 million at the same date last year. Total advance billings at the year end were $268.8 million compared to $148.4 million at the end of 2004. Due to the impact of amortizing credit facility set-up costs, there was no net interest income.

The FAS 133(b) non-cash charge relating to the mark-to-market of foreign exchange forward contracts continues to be reported through the Statement of Operations. Following further weakening of the Euro against the US dollar, the charge for the fourth quarter ending November 30, 2005 was $2.7 million, bringing the charge for the full year to $19.8 million.

During the fourth quarter the company reached resolution with various tax administrations in relation to prior year provisions, notably in the Netherlands. There was no tax charge associated with the Cal Dive disposal due to losses brought forward. The revisions to estimates relating to prior years amounted to $26.6 million and therefore the full year effective tax rate is 30.4%.

CURRENT TRADING
The backlog for continuing operations as at November 30, 2005 was $2.2 billion, of which $1.4 billion is for execution in 2006. The Company held an additional $518 million in pre-backlog at full year and quarter end.


     In $ millions as at       NOV.30.05        AUG.31.05         NOV.30.04
     -------------------       ---------        ---------         ---------
     Backlog(1)                  2,194            1,866             1,788
     Pre-Backlog(2)                518              634               157

     (1) Backlog restated to exclude amounts related to discontinued operations in the North America and Mexico region of $24 million (Nov.30.05), $50 million (Aug.31.05) and $143 million (Nov.30.04). Backlog includes value of signed contracts.
     (2) Pre-backlog restated to exclude amounts related to discontinued operations in North America and Mexico region of $nil (Nov.30.05), $1 million (Aug 31.05) and $10 million (Nov.30.04). Pre-backlog includes the value of letters of intent and the expected value of escalations on frame agreements.

PROPOSED CHANGE OF NAME
Following the sale by the former major shareholder of their position in Stolt Offshore in January 2005, a change of company name is required. An Extraordinary General Meeting of shareholders has therefore been called for February 24, 2006 to vote on the proposed new name for the company, Acergy S.A. If approved, the name change will be made effective on March 1, 2006.

OUTLOOK
The fundamental drivers of the seabed-to-surface engineering and construction industry continue to be strong. We now have greater market visibility than in the past and we expect the market for offshore construction services to grow steadily at least until the end of the decade. Growth is particularly robust in the deepwater market, where our long track record differentiates us in both established and emerging markets.

As stated in the Pre-Close announcement, the full year revenues for 2006 are expected to be between $1.7 billion and $1.8 billion, compared to $1.48 billion in 2005. Depreciation and amortisation charges will be higher than in 2005 at approximately $80 million including dry-dock amortisation, reflecting the higher capital expenditure levels in 2005 and 2006. The gain on the completion of the sale of additional assets in the North America region during 2006 will be $28.9 million after tax, which is in addition to the gain on sale of assets in 2005. The effective tax rate for 2006 is expected to be between 28% and 33%.

Capital expenditure in 2006 will be approximately $280 million, of which $120 million is for capacity maintenance and asset enhancement, following
$77 million in 2005. A further $160 million of growth capital expenditure has been committed to the conversion of the Polar Queen and the Pertinacia, as well as our equity contribution to the SapuraCrest joint venture. With a good backlog and a strong balance sheet, it is anticipated that all capital expenditures in 2006 will be financed with cash generated from operations.

The 2006 core capital expenditure program forms part of a broader plan to re-align our fleet to take advantage of growing, but more technically demanding, market opportunities. We intend to progressively replace the older units of the fleet over time to enhance operational capabilities and to ensure our capacity to grow future earnings.

In light of the strong market and good forward visibility, the Board will, during 2006, will review the balance between the pace of fleet rejuvenation and other uses for the cash reserves generated by the group.

(a) These figures have been extracted from the audited 2004 Consolidated Financial Statements, after adjusting for discontinued operations.
(b) FAS133 - The Company has a policy of economically hedging its foreign exchange exposure under which forward contracts are used to fix the exchange rate of commitments in currencies other than the US Dollar. As a consequence of the Group's current legal structure, the Company has concluded that these transactions cannot be designated as accounting hedges in accordance with FAS133.

******************************************************************************

                      STOLT OFFSHORE S.A. AND SUBSIDIARIES
                 CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                (in $ millions, except share and per share data)

                                                           THREE MONTHS ENDED            TWELVE MONTHS ENDED
                                                     ----------------------------    ----------------------------
                                                     NOVEMBER 30,    November 30,    NOVEMBER 30,    November 30,
                                                         2005            2004            2005            2004
                                                      UNAUDITED       Unaudited        UNAUDITED     Unaudited (a)
                                                     ------------    ------------    ------------    ------------
Net operating revenue from continuing operations     $      463.4    $      323.9    $    1,483.3    $    1,099.6
Operating expenses                                         (378.8)         (247.2)       (1,244.8)         (954.8)
                                                     ------------    ------------    ------------    ------------
Gross profit                                                 84.6            76.7           238.5           144.8

Share of net income of non-consolidated joint
 ventures                                                    12.4             0.8            26.9            15.0
Selling, general and administrative expenses                (38.7)          (36.6)         (119.9)         (111.0)
Impairment of long lived tangible assets                     (6.1)           (5.2)           (7.1)           (9.4)
Gains/(losses) on disposal of subsidiaries and
 long-lived tangible assets                                  (0.6)           (2.1)            7.5            29.9
Other operating income/(expense)                              5.0             0.1             6.1            (1.4)
                                                     ------------    ------------    ------------    ------------
Net operating income from continuing operations              56.6            33.7           152.0            67.9

Interest income/(expense), net                                0.3            (4.3)           (0.1)          (15.3)
Foreign exchange gain/(loss)                                (11.5)            4.4           (22.2)            6.2
                                                     ------------    ------------    ------------    ------------
Income from continuing operations before
 taxes and minority interests                                45.4            33.8           129.7            58.8
Income tax benefit/(provision)                               13.0             8.3           (12.9)           (9.2)
                                                     ------------    ------------    ------------    ------------
Income from continuing operations before minority
 interests                                                   58.4            42.1           116.8            49.6
Minority interests                                           (4.5)           (1.7)          (10.4)           (4.7)
                                                     ------------    ------------    ------------    ------------
Net income from continuing operations                        53.9            40.4           106.4            44.9
Income/(loss) from discontinued operations                   27.3           (17.1)           15.2           (39.8)
Gain on disposal of discontinued operations                  27.1               -            27.1               -
                                                     ============    ============    ============    ============
Net income                                           $      108.3    $       23.3    $      148.7    $        5.1
                                                     ============    ============    ============    ============
PER SHARE DATA
Net earnings/(loss) per share
  Basic
  Continuing operations                              $       0.28    $       0.21    $       0.56    $       0.28
  Discontinued operations                            $       0.28    $      (0.09)   $       0.22    $      (0.25)
                                                     ============    ============    ============    ============
  Net earnings                                       $       0.56    $       0.12    $       0.78    $       0.03
                                                     ============    ============    ============    ============
  Diluted
  Continuing operations                              $       0.27    $       0.21    $       0.54    $       0.28
  Discontinued operations                            $       0.28    $      (0.09)   $       0.22    $      (0.25)
                                                     ============    ============    ============    ============
  Net earnings                                       $       0.55    $       0.12    $       0.76    $       0.03
                                                     ============    ============    ============    ============
Weighted average number of Common Shares
 and Common Share equivalents outstanding
  Basic                                                     191.9           190.5           191.1           157.6
  Diluted                                                   196.3           194.0           195.5           159.5
SELECTED  INFORMATION - CONTINUING OPERATIONS
Cash outflows for capital expenditures               $       16.4    $       11.8    $       77.1    $       28.6
Depreciation and amortisation                        $       14.9    $       18.0    $       56.9    $       60.6
Dry-dock amortisation                                $        3.2    $        3.6    $       11.6    $        9.5

(a)These figures have been extracted from the audited 2004 Consolidated Financial Statements, after adjusting for discontinued operations.

                      STOLT OFFSHORE S.A. AND SUBSIDIARIES
                      CONDENSED CONSOLIDATED BALANCE SHEETS
                                 (in $ millions)

                                                                           As at          As at
                                                                       November 30,    November 30,
                                                                            2005           2004
                                                                         Unaudited      Unaudited(a)
                                                                       ------------    ------------
ASSETS
  Cash and cash equivalents                                            $      316.0    $      135.0
  Other current assets (b)                                                    463.3           338.5
  Long-lived tangible assets, net of accumulated depreciation                 457.7           499.8
  Other non-current assets                                                    104.7           106.4
  Assets held for sale                                                         42.8            29.3
                                                                       ------------    ------------
               Total assets                                            $    1,384.5    $    1,109.0
                                                                       ------------    ------------
LIABILITIES AND SHAREHOLDERS' EQUITY
  Current portion of long term debt and capital lease obligations               0.8               -
  Accounts payable and accrued liabilities                                    833.8           627.9
  Long term debt and capital lease obligations                                  8.7            69.7
  Other non-current liabilities                                                49.9            45.6
  Liabilities related to assets held for sale                                     -            15.9
  Minority interests                                                           26.4            35.3
  Shareholders' equity
    Common Shares                                                             385.5           382.8
    Paid-in-surplus                                                           461.5           449.3
    Accumulated deficit                                                      (381.8)         (530.5)
    Accumulated other comprehensive income                                      0.7            14.0
    Treasury stock                                                             (1.0)           (1.0)
                                                                       ------------    ------------
      Total shareholders' equity                                              464.9           314.6
                                                                       ------------    ------------
      Total liabilities and shareholders' equity                       $    1,384.5    $    1,109.0
                                                                       ============    ============

(a) These figures have been extracted from the audited 2004 Consolidated Financial Statements.
(b) As at November 30, 2005 no claims or variation orders not formally agreed with clients were included in other current assets (2004: nil).

                      STOLT OFFSHORE S.A. AND SUBSIDIARIES
                               SEGMENTAL ANALYSIS
                                 (in $ millions)

The Company has six reportable segments based on the geographic distribution of its activities as follows: the Africa and the Mediterranean (AFMED) region covers activities in Africa, the Mediterranean and Southern Europe; the Northern Europe and Canada (NEC) region includes all activities in Northern Europe, the Northern Atlantic Ocean, Scandinavia, the Baltic States and Eastern Canada; the Central and North America (NAMEX) region includes all activity in Western Canada, the United States, Central America and Mexico; the South America (SAM) region incorporates activities in South America and the islands of the Southern Atlantic Ocean; the Asia and Middle East (AME) region includes all activities in the Middle East, the Indian sub-continent, Asia Pacific and Australasia. The Corporate segment includes items which cannot be allocated to one particular region. These include the activities of Paragon Engineering Services, Inc. up to the date of its disposal, and the SHL and NKT joint ventures. Also included are assets which have global mobility including construction support ships, ROVs and other assets that cannot be attributed to any one region; and corporate services provided for the benefit of the whole group, including design engineering, finance and legal departments.

FOR THE THREE MONTHS ENDED
NOVEMBER 30, 2005                               AFMED         NEC        NAMEX(b)       SAM        AME      Corporate       Total
-------------------------------------------   ---------    ---------   -----------    -------    -------   -----------    ---------
Net operating revenue - external (a)          $   232.7    $   164.5   $      13.6    $  13.0    $  40.3   $      (0.7)   $   463.4
Income / (loss) from operations               $    16.9    $    26.3   $      (4.2)   $  (3.2)   $   4.1   $      16.7    $    56.6
  Interest income, net                                                                                                    $     0.3
  Foreign exchange loss                                                                                                   $   (11.5)
                                                                                                                          ---------
Income from continuing operations before
 taxes and minority interests                                                                                             $    45.4

FOR THE THREE MONTHS ENDED
NOVEMBER 30, 2004                               AFMED         NEC        NAMEX(b)       SAM        AME      Corporate       Total
-------------------------------------------   ---------    ---------   -----------    -------    -------   -----------    ---------
Net operating revenue - external (a)          $   195.7    $    71.3   $       9.0    $  14.4    $  12.3   $      21.2    $   323.9
Income / (loss) from operations               $    75.3    $    (5.5)  $      (1.2)   $  (0.5)   $   3.2   $     (37.6)   $    33.7
  Interest expense, net                                                                                                   $    (4.3)
  Foreign exchange gain                                                                                                   $     4.4
                                                                                                                          ---------
Income from continuing operations before
 taxes and minority interests                                                                                             $    33.8

FOR THE TWELVE MONTHS ENDED
NOVEMBER 30, 2005                               AFMED         NEC        NAMEX(b)       SAM        AME      Corporate       Total
-------------------------------------------   ---------    ---------   -----------    -------    -------   -----------    ---------
Net operating revenue - external (a)          $   714.1    $   579.0   $      49.1    $  50.2    $  80.7   $      10.2    $ 1,483.3
Income / (loss) from operations               $    72.6    $    65.7   $      (2.2)   $  (1.1)   $   2.8   $      14.2    $   152.0
  Interest expense, net                                                                                                   $    (0.1)
  Foreign exchange loss                                                                                                   $   (22.2)
                                                                                                                          ---------
Income from continuing operations before
 taxes and minority interests                                                                                             $   129.7

FOR THE TWELVE MONTHS ENDED
NOVEMBER 30, 2004                               AFMED         NEC        NAMEX(b)       SAM        AME      Corporate       Total
-------------------------------------------   ---------    ---------   -----------    -------    -------   -----------    ---------
Net operating revenue - external (a)          $   536.0    $   341.7   $      28.3    $  55.0    $  31.9   $     106.7    $ 1,099.6
Income / (loss) from operations               $    33.4    $    45.6   $      (5.4)   $  11.7    $   3.2   $     (20.6)   $    67.9
  Interest expense, net                                                                                                   $   (15.3)
  Foreign exchange gain                                                                                                   $     6.2
                                                                                                                          ---------
Income from continuing operations before
 taxes and minority interests                                                                                             $    58.8

(a) Three clients accounted for more than 10% of the Company's revenue from continuing operations for the quarter ended November 30, 2005. The revenue from these clients was $235.3 million and was attributable to the AFMED, NEC and AME regions. Four clients in the twelve-month period ended November 30, 2005 accounted for more than 10% of the Company's revenue from continuing operations. The revenue from these clients was $908.6 million for the twelve months ended November 30, 2005 and was attributable to the AFMED, AME, NAMEX and NEC regions. Two clients accounted for more than 10% of the Company's revenue from continuing operations for the quarter ended November 30, 2004. The revenue from these clients was $136.3 million and was attributable to the AFMED and NEC regions. One client accounted for more than 10% of the Company's revenue from continuing operations for the twelve-month period ended November 30, 2004. The revenue from this client was $212.5 million and was attributable to the AFMED and NEC regions.

(b)  Excludes discontinued operations.

The information set forth above shall be deemed to be incorporated by reference into the prospectuses forming a part of our Registration Statements on Form S-8 (No. 33-85168, No. 333-9292, No. 333-74321, No. 333-124983 and No. 333-124997)
and our Registration Statements on Form F-3 and Form F-3/A (No. 333-86288) and to be a part of such prospectuses from the date of the filing thereof. The attached press release shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, except as shall be expressly set forth by specific reference in such filing.

Certain statements set forth above and contained in the press released furnished pursuant to this Form 6-K may include "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements may be identified by the use of words like "anticipate", "believe", "estimate", "expect", "intend", "may", "plan", "project", "will", "should", "seek", and similar expressions. The forward-looking statements reflect our current views and assumptions and are subject to risks and uncertainties. The following factors, and others which are discussed in our public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from our forward-looking statements: the general economic conditions and competition in the markets and businesses in which we operate; our relationship with significant clients; the outcome of legal proceedings or governmental inquiries; uncertainties inherent in operating internationally; the impact of laws and regulations; and operating hazards, including spills and environmental damage. Many of these factors are beyond our ability to control or predict. Given these factors, you should not place undue reliance on the forward-looking statements.

                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                              STOLT OFFSHORE S.A.


Date: February 16, 2006                       By:    /s/ Johan Rasmussen
                                                  ------------------------------
                                                  Name:  Johan Rasmussen
                                                  Title: General Counsel